Exhibit 99.1

Yiren Digital Announces the Acquisition of Chongqing Jintong

BEIJING, June 27, 2023 /PRNewswire/ - Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading digital personal financial management platform in China, today announced that it had entered into an equity transfer agreement (the “Agreement”) to acquire 100% equity interest in Chongqing Jintong Financing Guarantee Co., Ltd. (“Chongqing Jintong”), a licensed financing guarantee company in China, for a total cash consideration of RMB204.9 million. The closing of the transaction is subject to conditions that are customary for transactions of this type and is currently expected to occur in July 2023.

Chongqing Jintong was established in 2007 in China with a registered capital of RMB200.0 million. It primarily operates financing guarantee business and provides relevant financing advisory services. Following the acquisition of Chongqing Jintong, the Company will be able to provide financing guarantee services through Chongqing Jintong, which will help expand its loan facilitation business in China, optimize its service offerings and accelerate the pace of its business development.

About Yiren Digital

Yiren Digital Ltd. is a leading digital personal financial management platform in China. The Company provides customized, asset allocation-based holistic wealth solutions to China’s mass affluent population as well as provides retail credit facilitation services to individual borrowers and small business owners.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@yirendai.com